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                                                      Filed Pursuant to
                                                      Rule 424(b)(3)
                                                      Registration No. 333-60485


                                   PROSPECTUS

                           ADRENALIN INTERACTIVE, INC.

                               4,454,384 SHARES OF
                          COMMON STOCK, $.01 PAR VALUE

         This Prospectus (the "Prospectus") covers the registration for possible resale of 4,454,384 shares (the "Shares") of Common Stock, par value of $.01 (the "Common Stock"), of Adrenalin Interactive, Inc., a Delaware corporation previously known as Wanderlust Interactive, Inc. (the "Company"), that have either been issued to, or that may in the future be issued to, certain stockholders of the Company (the "Selling Stockholders"), including shares of Common Stock issuable upon the exercise of outstanding warrants owned by certain of the Selling Stockholders (the "Warrants") and outstanding options owned by certain other of the Selling Stockholders (the "Options"). (The Shares, the Warrants and the Options are referred to collectively herein as the "Securities").

         Of the 4,454,384 shares being registered hereby, 3,094,384 shares have previously been issued to certain of the Selling Stockholders, 1,200,000 shares are issuable upon the exercise of outstanding Warrants and 160,000 shares are issuable upon the exercise of outstanding Options. See "Selling Stockholders" and "Plan of Distribution".

         The distribution of the Common Stock offered hereby may be effected from time to time in one or more transactions. All or a portion of the Common Stock offered by this Prospectus may be offered for sale, from time to time, by the Selling Stockholders, or by permitted transferees or successors of the Selling Stockholders, in private or negotiated transactions, in open market transactions on the National Association of Securities Dealers Automated Quotation ("Nasdaq") SmallCap Market, or otherwise, or a combination of these methods, at prices and terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices. The shares of Common Stock offered hereby may be sold by one or more of the following: (i) through underwriters; (ii) through dealers or agents (which may include underwriters) including: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares of Common Stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer and resale by such broker or dealer as a principal for its account pursuant to this Prospectus; (c) ordinary brokerage transactions; and (d) transactions in which the broker solicits purchasers; or (iii) directly to one or more purchasers. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders. Concurrently with sales under this Prospectus, certain of the Selling Stockholders may effect other sales of Common Stock under Rule 144 or other exempt resale transactions. The Selling Stockholders and any underwriters, dealers, brokers or agents executing sell orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event commissions received by such persons may be deemed to be underwriting commissions under the Securities Act.

         The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby; however, the Company will receive proceeds from the exercise of the Warrants and Options, if any. To the extent required, the specific amount of Common Stock to be sold, the public offering price, the names of any such broker, dealer underwriter or agent, any applicable commission or discount with respect to the particular offer will be set forth in a supplement to this Prospectus. The Company has agreed to bear substantially all expenses of registration of the Common Stock under federal and state securities laws, other than such expenses as are in the nature of commissions incurred in connection with the sale of shares of Common Stock by the Selling Stockholders. The Company has also agreed to indemnify certain of the Selling Stockholders against certain liabilities under the Securities Act. See "Use of Proceeds", "Selling Stockholders" and "Plan of Distribution".

         The Common Stock is traded on Nasdaq SmallCap Market under the symbol "ADRN". On August 19, 1998, the last reported sale price of the Common Stock was approximately $1.19 per share.

                        ---------------------------------

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. POTENTIAL PURCHASERS SHOULD NOT INVEST IN THESE SECURITIES UNLESS THEY CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN SUCH SECURITIES. SEE "RISK FACTORS" COMMENCING ON PAGE 5.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                 The date of this Prospectus is August 20, 1998

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                                TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
THE COMPANY........................................................................        3
RISK FACTORS.......................................................................        5
AVAILABLE INFORMATION..............................................................       13
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..................................       14
USE OF PROCEEDS....................................................................       14
SELLING STOCKHOLDERS...............................................................       15
PLAN OF DISTRIBUTION...............................................................       18
LEGAL MATTERS......................................................................       18
EXPERTS............................................................................       18
LIMITATION ON LIABILITY AND DISCLOSURE OF COMMISSION POSITION ON
      INDEMNIFICATION FOR SECURITIES ACT LIABILITIES...............................       19


         NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

         THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL T MAKE SUCH AN OFFER IN SUCH JURISDICTION.

         THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.



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                                   THE COMPANY

GENERAL

         Established in May 1994, the Company develops and sells or licenses toys and games delivered over a wide range of consumer formats including electronic toys, video games, CD-ROMs, interactive television software products and products for other mediums. In March 1996, the Company completed an initial public offering, the proceeds of which were principally used to establish its New York headquarters and to produce two CD-ROM games based upon the Pink Panther(TM) character, which games were completed in September 1996 and September 1997, respectively. The Company initially marketed such games in the United States and now licenses for distribution such games both in the United States and in over fifteen foreign countries.

         In February 1997, the Company acquired all of the outstanding stock of Western Technologies, Inc. ("Western") as well as certain assets and liabilities of Smith Engineering from Jay Smith, III, the Company's current President and Chief Executive Officer. Western designs and develops video and computer games and electronic toys and electronic consumer products, largely pursuant to funded contracts with other name brand manufacturers.

MATERIAL DEVELOPMENTS DURING LAST YEAR

         After expending the funds raised in its initial public offering to produce the two Pink Panther(TM) CD-ROM games, the Company realized that the development costs of such CD-ROM games substantially exceeded both their short-term and long-term anticipated revenue streams and shifted its focus to pre-funded or contract design and development work, such as that historically conducted by Western. In September 1997, the Company substantially downsized its New York office and shifted its headquarters to Western's offices located in Los Angeles. In April 1998, the Company closed its New York office permanently, terminated its New York office lease, subleased approximately 50% of its Los Angeles office and consolidated its entire staff in Los Angeles.

         Although the Company has made progress in bringing its expenses in line with its revenues during the last year as a result of such downsizing and change in focus, the Company has remained unprofitable. For its fiscal nine months ended March 31, 1998, the Company realized losses of $1,098,634. The Company further expects to report a loss for its fiscal quarter ended June 30, 1998. The majority of such losses are due to non-cash charges for depreciation and amortization.

         During the past year, the Company has developed, or is currently developing, a number of new games, toys and other miscellaneous products pursuant to funded contracts with brand name manufacturers. In addition to payment for its development work, the Company is entitled to receive bonus payments or royalties for a majority of such products based upon the success of such products in the marketplace. Such new products include the following:

- TIGER WOODS PGA TOUR GOLF - The Company has devoted a significant amount of effort during the last year developing an interactive video golf game pursuant to a funded development contract with Electronic Arts. "Tiger Woods 99" is designed for use on Sony PlayStations. Electronic Arts anticipates that the game will be shipped commencing in the last calendar quarter of 1998. In addition to milestone payments for its development work, the Company is entitled to receive bonus payments based upon the success of the product.

- TALK WITH ME BARBIE - A talking doll with interactive PC CD-ROM capabilities allowing the doll's speech to be programmed. This project was developed for and is currently being marketed by Mattel.

- LAUGH LICKS - A candy dispensing novelty item combining fun action features and innovative electronics. This product is currently being manufactured and marketed by Target Games in various international markets.

-        GAME OF OPERATION - An electronic version of the classic board game.
         This game was developed and sold by the Company to Hasbro Interactive.

-        TRIVIAL PURSUIT - An Interactive TV version of the popular board game.
         This game is currently in development for Telia of Sweden primarily for distribution to owners of new digital TV systems.

- BRUNSWICK BOWLING - A second generation interactive video bowling game for use on PCS and Sony PlayStations. This game is currently being developed for THQ Entertainment.

- TV MOUSE(TM) - A patented remote controller for use on PCS, interactive TV set-top boxes and video games systems. This product is currently licensed to and being developed by Reality Quest Corporation.



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-        THEME PARK ARCADE - The Company has designed and anticipates being selected to develop and build approximately 20 video arcade games for Universal Studios' theme park currently being constructed in Japan.

- "DIGITAL RC" RADIO CONTROLLED VEHICLES - The Company is currently developing two digital, radio-controlled toy vehicles. One such vehicle is a high-speed, low-cost product aimed for the mass toy market. These toys will be manufactured and marketed by Playcorp.

- KISSIE KRISSIE DOLL - A doll which talks when it is kissed on its cheeks, forehead or hands. This toy is licensed to Irwin Toys of Canada primarily for distribution in the United States and Canada.

- NASCAR SUPERSOUND SPEEDWAY - A slot car track with sound effects. This product is being manufactured and marketed by Mattel.

- ELECTRONIC LEARNING AID TOY - The Company is presently developing an electronic object recognition toy to serve as a learning aid for toddlers and infants. This toy will be manufactured and marketed by Educational Insights.


BUSINESS STRATEGY

         The Company's short-term strategy is to principally work on funded toy and game development projects. The Company intends to create longer-term revenues streams through the licensing of such products, the continued licensing of the products and technology it has previously developed or acquired and the adaptation of its existing and future products and technology for licensing to new market segments. The Company believes this strategy will enable it to expose its products and technology to larger markets through the distribution and marketing capabilities of much larger name brand manufacturers. Once the Company has established a more solid financial foundation, it intends to attempt to increase its profit potential by investing more of its own capital in the production and/or the joint venturing of future products.

         As a key part of its longer-term strategy, the Company has also recently begun adapting its video game software technology for use in interactive games of skill and chance to be played on-line in games and tournaments on the Internet, where players can win cash prizes. To this end, the Company has recently entered into a non-binding agreement in principle with Netbet, Inc. ("NetBet") to license the Company's technology and concepts to NetBet for a 50% share of the net revenues generated by NetBet from games and tournaments utilizing such technology and concepts. Netbet, which is a developer and licensor of Internet gaming technology, has an exclusive agreement with Casinos of the South Pacific, an offshore on-line casino operator, for 80% of the net revenues generated by such casino operator from on-line gaming. The future of Internet gambling is subject to a great deal of legal uncertainty and may soon be deemed to be illegal in the United States. See "Risk Factors -Legal Uncertainty and Governmental Prohibition or Regulation of Internet Gambling.

         As another key part of its long-term strategy, the Company is actively looking at other companies for possible acquisitions or other business combinations. At the present time, however, the Company has not entered into any preliminary or definitive agreements or understandings with any such acquisition or business combination candidates.

HISTORICAL INFORMATION

         The Company was incorporated in Delaware on May 17, 1994 as CD Kidz Inc. On March 20, 1995, the Company's name was changed to Wanderlust Interactive, Inc. On May 14, 1998, the Company's name was further changed to Adrenalin Interactive, Inc. Unless the context otherwise requires, references to the "Company" include CD Kidz Inc., Wanderlust Interactive, Inc. and the Company's wholly-owned subsidiary, Western.

ADDRESS AND TELEPHONE NUMBER

         The Company's principal executive offices are located at 5301 Beethoven Street, Suite 255, Los Angeles, California 90066 and its telephone number is
(310) 271-7880.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company located at 40 Wall Street, New York, New York 10005.


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                                  RISK FACTORS

         The purchase of the shares of Common Stock offered hereby involves a high degree of risk. In addition to the other information set forth elsewhere in this Prospectus, the following factors relating to the Company and this offering should be considered when evaluating an investment in the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results may differ materially from the results projected in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, the following:

LIMITED OPERATING HISTORY; LOSSES TO DATE; LOSSES EXPECTED TO CONTINUE

         The Company commenced activities in July 1994 and began marketing its first product in late 1996. The Company has a limited operating history upon which an evaluation of the Company's prospects can be made. In February 1997, the Company acquired its subsidiary, Western, a 19-year old video game and toy manufacturer. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a relatively new and unstable business in an intensely competitive industry. As of March 31, 1998, the Company had an accumulated deficit of $7,941,854 and such deficit has increased since then. Since inception, the Company has generated limited revenue. For its fiscal year ended June 30, 1997, the Company incurred losses of $4,486,396. For its fiscal nine-month period ended March 31, 1998, the Company incurred additional losses of $1,098,634. The Company anticipates that losses will continue for the foreseeable future. Further, there can be no assurance that the Company will be able to compete successfully, generate significant revenues or ever achieve profitable operations.

POSSIBLE FAILURE TO CONTINUE AS A GOING CONCERN

         In the Company's audited financial statements for its fiscal year ended June 30, 1997, the Company's independent auditors expressed their uncertainty as to the Company's ability to continue as a going concern. If the Company is unable to improve its financial position, develop significant revenues from operations and ultimately realize profits from ongoing operations, it will not be able to continue as a going concern or raise additional capital, resulting in a total loss to purchasers of the Common Stock.

NEED FOR ADDITIONAL FINANCING

         The Company anticipates that it will require additional financing in order to accomplish its longer-term business objectives and intends to seek such additional financing once it has stabilized its current business operations. The Company has no preliminary or definitive agreement to complete such additional financing with any other person or persons. Accordingly, there can be no assurance that the Company will be able to raise additional capital. In addition, the Company's ability to successfully complete any such future financing will depend upon its then current financial condition, results of operations and future prospects as well as market conditions at the time such additional financing is consummated. Many of the factors which will influence the Company's ability to conduct a future financing are outside of the control of the Company. For these reasons, there can be no assurance that the Company will successfully complete any equity and/or debt financing. In that event, the Company may not have the ability to continue its ongoing business operations. Purchasers of the Common Stock should, therefore, be prepared to possibly lose their entire investment in the Company.

LACK OF FINANCIAL OFFICER AND FINANCIAL SYSTEMS AND CONTROLS

         The Company does not presently have an experienced, full-time Chief Financial Officer. As a result, the Company may not have the proper internal accounting, financial and management information systems, procedures and controls to insure the Company's continued viability from an accounting, financial or management viewpoint, which may adversely affect the Company's business, results of operations and financial condition.

LEGAL UNCERTAINTY AND GOVERNMENTAL PROHIBITION OR REGULATION OF INTERNET GAMING

         As a key component of its longer-term growth strategy, the Company intends to pursue opportunities to adapt its video game sports technology for use in interactive games of skill and chance played on-line in games and tournaments on the Internet pursuant to licenses and/or other agreements with NetBet, other developers of Internet gaming technology and/or on-line casino operators. Although the Company does not intend to get directly involved in Internet gaming, the Company


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may well be indirectly affected by the extensive local, state, federal and foreign government regulation relating to the ownership and operation of gaming facilities in the United States and elsewhere in the world. Due to the relatively recent development of casino wagering over the Internet, there are presently only limited direct regulations that deal with on-line casino wagering or gaming. However, the United States Senate recently passed, as an amendment to an appropriations bill, legislation entitled the "Internet Gambling Prohibition Act of 1997" (the "Proposed Law"). If enacted, the Proposed Law would make it a crime for any person engaged in the business of betting or wagering to engage in such business through the Internet or any other interactive computer service in any state, the District of Columbia, Puerto Rico or any other commonwealth, territory or possession of the United States. The Proposed Law would also make it a crime for any person to make a bet or wager by means of the Internet or any other interactive computer service in any such jurisdiction. Furthermore, the Proposed Law would allow the Unites States Attorney General or the attorney general (or other appropriate official) of any such jurisdiction to institute civil proceedings against persons violating the Proposed Law and to seek restraining orders, injunctions and other appropriate actions to prevent persons from violating the Proposed Law. Finally, the Proposed Law authorizes representatives of the federal government to commence negotiations with foreign countries to adopt international agreements that would enable the United States to enforce the Proposed Law against persons who violate the Proposed Law from outside the United States. The Proposed Law or any other legislation or regulation which prohibits or severely limits the jurisdictions and/or manner in which on-line casinos are able to operate could materially adversely affect the revenues that might otherwise be received by the Company through the adaptation and licensing of its technology, especially pursuant to revenue sharing agreements, such as that proposed in the Company's non-binding agreement in principle with NetBet. See "The Company - Business Strategy".

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

         As a key component of its long-term growth strategy, the Company intends to continue to pursue one or more acquisitions of, or other business combinations with, other companies. Execution of its growth strategy requires the Company's management to, among other things: (i) identify new markets or market segments in which the Company can successfully compete; (ii) identify acquisition or business combination candidates who are willing to enter into transactions at prices acceptable to the Company; (iii) consummate any such identified acquisitions or other business combinations; and (iv) obtain financing for any such future acquisitions or business combinations. Certain risks are inherent in such a strategy, such as dilution of outstanding equity securities, increased leverage and debt service requirements and the difficulty in combining different company cultures and facilities, any of which could materially adversely affect the Company's operating results or the market price of the Common Stock prevailing from time to time. The success of any completed acquisition or business combination will depend in part on the Company's ability to effectively integrate the acquired or combining business, which integration may involve unforeseen difficulties and may require a disproportionate amount of management's attention and the Company's limited financial and other resources.

         The Company is currently considering a few potential acquisition or business combination candidates. No agreement, definitive or otherwise, with respect to any of such potential acquisitions or business combinations has been reached. From time to time the Company has, and in the future may continue to, enter into negotiations with respect to potential acquisitions or business combinations for these purposes, some of which may result in preliminary agreements. In the course of the Company's negotiations and/or due diligence, these negotiations and/or preliminary agreements may be abandoned or terminated. No assurance can be given that the Company will complete any of the acquisitions or business combinations currently under consideration, that additional suitable acquisition or business combination candidates will be identified, that such future acquisitions or business combinations will be financed and made on acceptable terms, or that future acquisitions or business combinations, if completed, will be successful.

         The Company's business has changed significantly since the Company's acquisition of Western, which has placed demands on the Company's administrative, operational and financial resources. Any future acquisition could place an additional strain on capacity, management and operations. The Company's future performance and profitability will depend in part on its ability to successfully implement improved financial and management systems, to add capacity as and when needed and to hire qualified personnel to respond to changes in its business. The failure to implement such systems, add any such capacity or hire such qualified personnel may have a material adverse effect on the Company's business, financial condition and results of operations.


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CHANGES IN BUSINESS PLAN

         Since its initial public offering in March 1996, the Company has discontinued its operations in New York and has modified its business plan to focus its resources on the business operations being conducted by Western acquired in February 1997. The Company has abandoned the previous focus of its operations out of New York where it produced CD-ROM entertainment products after expending approximately $5,000,000 in this field on two related projects. There is no assurance that the Company's revised business strategy will be successful.

RISKS OF NEW PRODUCT DEVELOPMENT

         The Company has experienced difficulties in the past that have delayed the development, introduction and marketing of its products. There can be no assurance that the Company will not continue to experience such difficulties or that any of the Company's products currently being developed or proposed to be developed will meet the requirements of the marketplace and achieve market acceptance. The Company will be substantially dependent in the near future upon products that have recently been, or are currently being, developed. There can be no assurance that any of the Company's products currently being developed will not contain substantial errors or flaws or, if such flaws or errors are discovered, such flaws or errors will be corrected in a cost effective or timely manner. If the Company is unable to consistently develop new products, enhancements to existing products or cost-effective error corrections, or if its products do not achieve satisfactory market acceptance, the Company's business, operating results and financial condition will be adversely affected.

RISK OF DELAYS IN PRODUCTION AND COST OVERRUNS

         Delays and cost overruns are prevalent in the business of software development and generally in the invention of new products from scratch. Such events have occurred in the past to the Company. Delays or cost overruns can negatively impact the release of a product, inflate its sales price and diminish its commercial appeal and profitability. There can be no assurance that the Company will not continue to suffer from these or any other problems, which may have a material adverse effect on the Company's operations. The Company also expends substantial resources on the development of new products and inventions to meet possible demands from manufacturers and marketers of products. While the Company has established a policy to limit developing products other than those funded by purchase or development orders, the Company has expended substantial funds in the past to develop products on a speculative basis, which has accounted for extensive operating losses. Even when the Company develops products on projects that are funded by its customers, the funding generally only covers the development cost and not the Company's general administrative and overhead costs. The Company is then dependent upon mass sales of the products to earn significant royalties. The Company must also wait for actual retail sales of the products before it collects on its royalties, if ever. For these reasons, even when the Company has numerous development projects in the works, it can operate at a substantial loss.

UNCERTAINTY OF MARKET ACCEPTANCE OF PRODUCTS

         The markets for software products, video games and toys are subject to frequent and rapid changes in technology and consumer preferences. As a result, the Company's growth potential and future financial performance will depend upon its ability to get contracts to develop and introduce new products to accommodate technological advances and consumer preferences. There can be no assurance that other software vendors or video game and toy manufacturers will not develop and market software titles or toys that render obsolete or less marketable the Company's products. Failure of new products to achieve or sustain market acceptance, or the Company's inability to get new contracts to develop such products, will have a material adverse effect on the Company and impair its ability to continue operations.

COMPETITION

         The market for the Company's products is characterized by intense competition. The Company expects that companies which have developed similar products, as well as other companies with the financial resources and expertise that would enable them to attempt to develop competitive products, make it more difficult for the Company to get contracts to develop such products. Many of the Company's competitors such as Sega, Nintendo and Sony are well-established, have substantially greater financial resources, greater public and industry recognition and broader marketing capabilities than the Company. They also have the ability to control the use of the Company's products on their proprietary systems. The Company believes the principal competitive factors in such market are product quality, reliability, features, functions, creativeness, performance, price, financial stability, product reputation, ease of use and quality of support. A number of


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

companies offer competitive products addressing the Company's market. There can be no assurance that the Company will be able to compete successfully, or that competitors or others will not develop technologies or products that render the Company's products obsolete or less marketable.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

         The Company's success and ability to compete is dependent in part on its proprietary technology including its software codes. The Company relies on a combination of trade secret, nondisclosure, patent, trademark and copyright law, which may afford only limited protection. In addition, effective copyright, patent, trademark and trade secret protection may be unavailable or limited in certain foreign countries. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties, including customers who receive listings of the source codes for the Company's products pursuant to the terms of their license agreements with the Company, may attempt to reverse engineer or copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. As a result, there can be no assurance that unauthorized use of the Company's technology may not occur.

         Certain technology used in the Company's products is licensed from third parties. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in the Company's ability to ship certain of its products while it seeks to implement technology offered by alternative sources, and any required replacement licenses could prove costly. It may also be necessary or desirable in the future for the Company to obtain other licenses relating to one or more of the Company's future products or relating to current or future technologies. There can be no assurance that the Company will be able to do so on commercially reasonable terms or at all.

DEPENDENCE ON VIDEO GAME AND TOY MANUFACTURERS

         A substantial portion of the Company's total revenues is, and will continue in the foreseeable future to be, derived from royalties on the sale of products, none of which are manufactured by the Company. The Company's business is dependent upon close relationships with the video game and toy manufacturers of the products developed by the Company. There can be no assurance that the Company's relationship with such video game and toy manufacturers will continue in the future. The Company's inability to maintain good relationship with such video game and toy manufacturers could have a material adverse affect on the Company's business, results of operations, financial condition and cash flows.

DEPENDENCE ON KEY PERSONNEL

         The success of the Company is substantially dependent on the performance of Jay Smith, III, its President and Chief Executive Officer, and certain other key employees. The Company has entered into an employment agreement with Mr. Smith expiring October 31, 2000. The Company's prospects for growth, new products and new sales are dependent upon the continued active participation of Mr. Smith and the Company's other key employees. The Company does not have in place "key person" life insurance policies on Mr. Smith or any of its other key employees. The loss of the services of Mr. Smith or any of such other key employees could have a material adverse effect on the Company's business.

HIGH COSTS TO MAINTAIN SKILLED LABOR FORCE

         A high percentage of the Company's work force is either highly skilled computer or creative-oriented personnel, both of which are expensive and contribute to a high monthly payroll for a business of the Company's size and revenues. Presently, a total of 11 of the Company's 21 employees are paid more than $60,000 per year. This high payroll creates a high fixed cost and makes it difficult for the Company to rapidly adjust to downturns in business in a timely manner.

ABILITY TO ATTRACT AND RETAIN PERSONNEL

         The Company 's prospects for growth and ultimate success are heavily dependent upon its ability to attract, retain and motivate skilled personnel, including a full-time, experienced Chief Financial Officer, personnel involved in ongoing product development and other marketing and management personnel. In particular, the Company's ability to conceptualize, develop, maintain and enhance its products is substantially dependent upon its ability to locate, hire and train qualified software engineers, graphic artists, computer programmers and toy and game inventors. The market for such individuals is intensely competitive. The software industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that the Company will be able to retain its current personnel, or that it will be able to attract, assimilate or retain other highly qualified personnel in the future. The inability to attract, hire or retain the necessary personnel could have a material adverse effect on the Company's business, operating results and financial condition.

LACK OF LONG-TERM CUSTOMER CONTRACTS

         The Company's contracts or other arrangements with its customers are generally entered into on a project-by-project basis. Moreover, if the Company were to lose a customer, replacing such customer with a comparable customer may require significant lead time. Although the Company believes that historically it has achieved satisfactory levels of customer retention, no assurance can be given that the Company will be able to do so in the future.

POSSIBLE LIMITATION ON ABILITY TO DO BUSINESS WITH CERTAIN CLIENTS

         The Company may determine from time to time in its business judgment that it is not prudent to pursue business opportunities with, or accept business from, competitors of existing or potential clients or from groups which may have interests adverse to interests of the Company's existing or potential clients. Although to date such considerations have not significantly impaired the Company's ability to do business with existing or new clients, no assurance can be given that these considerations will not increase in the future and reduce opportunities that would otherwise be available to the Company.

CHANGING PRODUCT PLATFORMS

         When the Company develops proposed products for video game or toy manufacturers or on its own, it must make substantial development investments one to two years in advance of retail distribution and sales of the products. If the Company develops its proposed products for use in platforms that do not achieve significant market penetration and success, the Company's revenues from those products will be materially less than anticipated. There can be no assurance that any of the Company's recently-developed or proposed products will be compatible with platforms that achieve high levels of consumer acceptance.

RISK OF SOFTWARE ERRORS, FAILURES OR INCOMPATIBILITY

         Software products and video and electronic games such as those developed by the Company may contain undetected errors when first introduced or when new versions are released. The Company may experience delays and incur significant technical support expenses in connection with system compatibility requirements and quality assurance issues associated with its products. There can be no assurance that, despite testing by the Company, errors or incompatibility will not be found in the Company's products or releases after commencement of commercial shipments, resulting in the loss of or a delay in market acceptance, which could have a material adverse effect on the Company's business.

RISKS OF DOING BUSINESS ABROAD

         The Company distributes certain of its proprietary products internationally through distributors, and has entered into licenses to market certain of its products internationally. The Company's potential growth prospects could be adversely affected by unfavorable general economic conditions internationally, including downturns in the economy, which could result in the reduction or deferral of purchases of personal computers or software by prospective customers. In addition, the Company will be subject to all of the risks associated with trade restrictions, export duties and tariffs, fluctuations in foreign currencies and international political, regulatory and economic developments affecting foreign trade.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

         The Company's revenue and operating results are subject to significant fluctuation between fiscal quarters. A significant portion of the Company's quarterly revenues is derived from new projects and contracts, the timing of which is subject to a variety of factors outside the Company's control, such as client marketing budgets and modifications in client strategies. The Company cannot predict the degree to which these trends will continue. Additionally, the Company periodically incurs cost increases due to both hiring and training of new employees and computer capacity upgrades in anticipation of future contracts. Moreover, the Company's business is subject to seasonal influences due to the fact that most of the sales of the products developed by the Company occur during the holiday selling season which results in the

Company's revenues being higher in the quarters ending December 31 and March 31 of each year. In addition, the size, timing and integration of possible future acquisitions or business combinations may cause substantial fluctuations in operating results from quarter to quarter. As a result, operating results for any fiscal quarter may not be indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year. These fluctuations could adversely affect the market price of the Company's Common Stock.

AMORTIZATION OF INTANGIBLE ASSETS

         Approximately $4,324,395, or 74%, of the Company's total assets as of March 31, 1998 consisted of goodwill and patents and licenses arising from the Company's acquisition of Western. Such goodwill and patents and licenses represent the difference between the aggregate purchase price for the assets acquired and the amount of such purchase price allocated to the tangible assets so acquired. The goodwill is presently being amortized over a 40-year period and the patents and licenses are presently being amortized over an eight-year period, with the amounts amortized in a particular period constituting non-cash expenses that decrease the Company's net income (or increase its net loss) in that period. The reduction in net income (or increase in net loss) resulting from the amortization of such goodwill and patents and licenses as a result of the Company's acquisition of Western or possible future acquisitions by the Company may have an adverse impact upon the market price of the Company's Common Stock prevailing from time to time.

MAINTENANCE CRITERIA FOR NASDAQ; RISKS OF LOW-PRICED SECURITIES

         The Company's Common Stock is presently traded on the Nasdaq SmallCap Market. To maintain inclusion on the Nasdaq SmallCap Market, the Company's Common Stock must continue to be registered under Section 12(g) of the Exchange Act and the Company must continue to have at least $2,000,000 in net tangible assets or $500,000 in income in two of the last three years, a public float of at least 500,000 shares, $1,000,000 in market value of public float, a minimum bid price of $1.00 per share, at least two market makers and at least 300 stockholders. While the Company currently meets Nasdaq's maintenance standards, there is no assurance that the Company will be able to maintain the standards for Nasdaq SmallCap Market inclusion with respect to its securities. If the Company fails to maintain its Nasdaq SmallCap Market listing, the market value of the Company's Common Stock likely would decline and stockholders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock.

POSSIBLE REVERSE STOCK SPLIT

         In the event the Company's Common Stock trades at less than $1.00 per share and Nasdaq notifies the Company that it intends to delist the trading of the Company's Common Stock on the Nasdaq SmallCap Market, the Company may be forced to conduct a reverse stock split in an attempt to support the price of the Company's Common Stock at $1.00 or more. Reverse stock splits usually cause additional drops in the price of a stock and the value of the Company's Common Stock would probably drop as a result thereof. While such a stock reverse split will not change a shareholder's percentage ownership of the Company, it will likely lessen public confidence in the Company and its Common Stock.

VOLATILITY OF STOCK PRICE

         The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may materially adversely affect the market price of the Company's Common Stock. In addition, the market price of the Company's Common Stock has been, and may continue to be, highly volatile. Factors such as possible fluctuations in the Company's business, results of operations or financial condition, failure of the Company to meet expectations of security analysts and investors, announcements of new acquisitions or business combinations, the timing and size of acquisitions or business combinations, the loss of customers, announcement of new or terminated product development contracts by the Company, the loss of the services of Jay Smith, III or any of the Company's other key personnel, the filing and/or prosecution of litigation involving the Company and changes in general market conditions all could have a material adverse affect on the market price of the Company's Common Stock.

EXISTING AND POTENTIAL DISPUTES INVOLVING SMITH ENGINEERING

         In February 1997, the Company acquired the operations of Western, which was closely interwound with the operations of Jay Smith, III's sole proprietorship, Smith Engineering. Smith Engineering had previously entered into several toy and video game development contracts, a few of which have become the subject of disputes, threatened litigation and, in two cases, actual litigation (one of which lawsuits has been resolved). The existence of such lawsuits, threatened litigation and disputes has detracted, and is anticipated to continue to detract, from Mr. Smith's ability to manage the Company and could conceivably result in successor liability for the Company or in the Company expending substantial resources in defending itself. Such events could have a material adverse effect on the Company.

SHARES ELIGIBLE FOR FUTURE SALE

         Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock prevailing from time to time. As of the date of this Prospectus, the Company had 8,691,061 shares of Common Stock outstanding. Up to an additional 4,470,624 shares of Common Stock are issuable upon the exercise of presently-exercisable warrants (including the Warrants). Up to an additional 541,478 shares of Common Stock are issuable upon the exercise of presently-exercisable options (including the Options).

         Of the 8,691,061 shares of Common Stock outstanding as of the date of this Prospectus, 85,000 of such shares are "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. In general, under Rule 144, as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, that number of "restricted securities" that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. Rule 144(k) provides that a person who is not deemed an "affiliate" and who has beneficially owned shares for at least two years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above.

         The remaining 8,606,061 shares of Common Stock outstanding as of the date of this Prospectus are freely tradeable, registered for sale herein or presently eligible for sale pursuant to Rule 144 under the Securities Act.

         No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of such shares for sale, either pursuant to this Prospectus or under Rule 144, will have on the market price of the Company's Common Stock prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect the market price of the Common Stock prevailing from time to time and could impair the future ability of the Company to raise capital through the sale of its equity securities.

EFFECT OF EXERCISE OF OPTIONS AND WARRANTS

         The Company has reserved an aggregate of 720,000 shares of Common Stock for issuance pursuant to the exercise of options that may be granted under the Company's 1995 Stock Option Plan and 1996 Stock Option Plan (collectively the "Plans"). As of the date of this Prospectus, options to acquire 285,500 shares of Common Stock have been granted pursuant to the Plans, 98,146 of which options are presently exercisable. The exercise prices of such options range from approximately $0.47 per share to $5.00 per share and the expiration dates of such options range from January 19, 2002 to June 11, 2003.

         In addition, the Company has reserved an aggregate of 910,000 shares of Common Stock for issuance pursuant to the exercise of options (including the Options) granted by the Company otherwise than pursuant to the Plans. An aggregate of 443,332 of these options are presently exercisable. The exercise prices of such options range from $0.40 per share to $5.00 per share and such options expire between May 19, 2002 and May 11, 2003.

         The Company has also reserved an aggregate of 1,200,000 shares of Common Stock for issuance pursuant to the exercise of the Warrants, all of which were issued within the last year by the Company. All of the Warrants are presently exercisable. The exercise prices of the Warrants range from $0.25 per share to $1.25 per share and the expiration dates of the Warrants range from November 3, 1998 to December 31, 2004.

         In connection with its initial public offering in March 1996, the Company also issued presently-outstanding, publicly-traded warrants to purchase up to an aggregate of 2,930,624 shares of Common Stock at a price equal to $7.00 per share, which warrants expire March 20, 1999 (the "Publicly-Traded Warrants"). As part of the underwriters' compensation in such initial public offering, the Company also issued warrants to purchase up 130,000 shares of Common Stock on or prior to March 20, 2001 at an exercise price equal to $6.00 per share and the right to acquire additional warrants, at a price equal to $0.30 per additional warrant, which additional warrants, if issued, will entitle the holders thereof to purchase up to 210,000 shares of Common Stock on or prior to March 20, 2001 at a price equal to $6.00 per share (collectively the "Underwriters' Warrants").

         For the respective terms of the foregoing warrants and options (including the Warrants, the Options, the Publicly-Traded Warrants and the Underwriters' Warrants) granted or that may be granted by the Company under the Plans or otherwise, the holders thereof are given an opportunity to profit in the event of a rise in the market price of the Common Stock, with a resulting dilution in the interest of the other stockholders, without assuming the risk of ownership. Further, the terms on which the Company may obtain additional equity financing during the periods that such warrants and options (including the Warrants, the Options, the Publicly-Traded Warrants and the Underwriters' Warrants) may be exercised may be materially adversely affected by the existence of such warrants, options, the Plans and the Board of Directors' discretion to issue additional such securities. The holders of options or warrants to purchase Common Stock may exercise such options or warrants at a time when the Company might be able to obtain additional capital through new offerings of securities on terms more favorable than those provided by such options or warrants.

RISK OF DILUTION

         As noted above, up to 5,666,124 shares of Common Stock are, or may in the future become, issuable upon exercise of outstanding options or warrants (including the Options, the Warrants, the Publicly-Traded Warrants and the Underwriters' Warrants) previously granted by the Company. No assurance can be given that these options and warrants will be exercised in whole or in part or at all. However, if all of the 1,351,478 of presently-exercisable options and warrants having exercise prices at or below the market price for the Company's Common Stock as of the date of this Prospectus were to be exercised, purchasers of the Common Stock in this offering would experience immediate substantial dilution in percentage voting power, pro forma net tangible book value per share of such Common Stock and earnings (loss) per share of such Common Stock.

         The Company's acquisition of Western in February 1997 involved, and possible future acquisitions or business combinations may involve, the issuance of additional shares of Common Stock and/or payments based on earnings formulas which could require the issuance of additional shares of Common Stock. No assurance can be given that any future share issuances will be at prices that would avoid potential dilution to existing stockholders.

NO INTENTION TO PAY DIVIDENDS

         The Company has not paid any cash dividends on any of its Common Stock since its inception and does not intend to pay any cash dividends on its Common Stock for the foreseeable future. It is anticipated that future earnings, if any, will be used to finance the future growth of the Company. In addition, there can be no assurance that the Company's operations will generate sufficient revenues to enable the Company to declare or pay cash dividends.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, BYLAW AND DELAWARE LAW PROVISIONS.

         Certain provisions of the Company's Certificate of Incorporation, as amended (the "Certificate"), the Company's Bylaws and the Delaware General Corporation Law (the "Delaware Law") may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. These provisions make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company. For example, the Company has not elected to be excluded from the provisions of
Section 203 of the Delaware General Corporation Law, which impose certain limitations on business combinations with interested stockholders upon acquiring 15% or more of the Common Stock. This statute may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company, even if such event would be beneficial to the Company's then-existing stockholders. In addition, the Company's Certificate authorizes the issuance of up to 100,000 shares of preferred stock with such rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Company's Board of Directors may, without stockholder approval, issue preferred stock with dividends, liquidation, conversion, and voting or other rights, which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. The issuance of preferred stock could have the effect of entrenching the Company's Board of Directors and making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Company's Certificate includes provisions that eliminate its Directors' personal liability for monetary damages to the fullest extent possible under Section 102(b)(7) of the Delaware Law (the "Director Liability Provision"). The Director Liability Provision eliminates the liability of Directors to the Company and its stockholders for monetary damages arising out of any violation by a Director of his fiduciary duty of due care. Under the Delaware Law, however, the Director Liability Provision does not eliminate liability of a Director for (i) breach of the Director's duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (iii) payment of dividends or repurchases or redemptions of stock other than from lawfully available funds, or (iv) any transaction from which the director derived an improper benefit. The Director Liability Provision also does not affect a Director's liability under the federal securities laws or the recovery of damages by third parties. Furthermore, pursuant to the Delaware Law, the limitation on liability afforded by the Director Liability Provision does not eliminate a Director's personal liability for breach of the Director's duty of due care.

         The Company's Certificate also includes provisions that require the Company to indemnify its Directors, officers, employees and agents to the fullest extent permitted by Section 145 of the Delaware Law ("Section 145").
Section 145 provides that a director, officer, employee or agent of a corporation: (i) shall be indemnified by the corporation for expenses actually and reasonably incurred in defense of any action or proceeding if such person is sued by reason of his service to the corporation, to the extent that such person has been successful in defense of such action or proceeding, or in defense of any claim, issue or matter raised in such litigation, (ii) may, in actions other than actions by or in the right of the corporation (such as derivative actions), be indemnified for expenses actually and reasonably incurred, judgments, fines and amounts paid in settlement of such litigation, even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and in a criminal proceeding, if he did not have reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses actually and reasonably incurred (but not judgments or settlements) of any action by the corporation or of a derivative action (such as a suit by a shareholder alleging a breach by the director or officer of a duty owed to the corporation), even if he is not successful, provided that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that no indemnification is permitted without court approval if the director or officer has been adjudged liable to the corporation. See "Limitation on Liability and Disclosure of Commission Position on Indemnification of Securities Act Liabilities".


                              AVAILABLE INFORMATION

         The Company is a reporting company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as a "small business issuer" as defined under Regulation S-B promulgated under the Securities Act. In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at, and copies of such materials can be obtained at prescribed rates from, the Public Reference Section of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Pacific Regional Office located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California, the Commission's Northeast Regional Office located at 7 World Trade Center, Suite 1300, New York, New York and at the Commission's Midwest Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. In addition, the Company has filed a Registration Statement on Form S-3 of which this Prospectus is a part and other filings pursuant to the Securities Act and the Exchange Act with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system, and such filings are publicly available through the Commission's site on the World Wide Web on the Internet, located at http://www.sec.gov.

         This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3 of which this Prospectus is a part and which the Company has filed with the Commission. For further information with respect to the Company and the Securities offered hereby, reference is made to such Registration Statement on Form S-3, including the exhibits filed as a part thereof, copies of which can be inspected at, or obtained at prescribed rates from, the Public Reference Section of the Commission at the address set forth above. Additional updating information with respect to the Company may be provided in the future by means of appendices or supplements to this Prospectus.

         The Company's Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "ADRN". Reports, proxy statements and other information concerning the Company may also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The documents listed below have been filed by the Company with the Commission under the Exchange Act and are specifically incorporated by reference into this Prospectus:

         a. The Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997, filed with the Commission on October 14, 1997 (pursuant to a Notification of Late Filing on Form 12b-25).

         b. The Company's Quarterly Reports on Form 10-QSB for the quarter ended September 30, 1997 filed with the Commission on November 14, 1997, for the quarter ended December 31, 1997 filed with the Commission on February 20, 1998 (pursuant to a Notification of Late Filing on Form 12b-25), and for the quarter ended March 31, 1998 filed with the Commission on May 20, 1998 (pursuant to a Notification of Late Filing on Form 12b-25).

         c. The Company's definitive proxy materials utilized in connection with the Company's 1998 Annual Meeting of Shareholders held May 12, 1998, filed with the Commission on
                  Schedule 14A on April 15, 1998.

         d. The Company's Current Report on Form 8-K, filed with the Commission on June 3, 1998.

         e. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A under the Exchange Act, filed with the Commission on February 23, 1996 (and an amendment thereto filed with the Commission on Form 8-A/A on March 12, 1996).

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all of the Shares have been sold or which deregisters all Shares then remaining unsold shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

         Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in this Prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person who receives this Prospectus, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Such requests should be made to Adrenalin Interactive, Inc. Attn: President, 5301 Beethoven Street, Suite 255, Los Angeles, California 90066, telephone number (310) 271-7880.

                                 USE OF PROCEEDS

         The proceeds from the sale of the Selling Stockholders' Common Stock will belong to the Selling Stockholders. The Company will not receive any proceeds from such sales of the Common Stock. In the event any of the Warrants or any of the Options are exercised, the Company will receive the proceeds from such exercise. The actual amount of proceeds to be received by the Company, if any, will depend on, among other things, the number of Warrants and Options exercised and whether any such exercise is effected pursuant to the "cashless exercise" provisions applicable to certain of such Warrants and Options (the Company will not receive any proceeds from the exercise of any Warrants or Options which are exercised pursuant to such "cashless exercise" provisions). The Company intends to use any proceeds received from the exercise of the Warrants and Options for general working capital purposes.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of August 19, 1998 by the Selling Stockholders as follows: (i) the name of each Selling Stockholder; (ii) the number of shares of Common Stock beneficially owned by each Selling Stockholder (including shares obtainable upon exercise of Warrants or Options with 60 days of such date); (iii) the number of shares of Common Stock being offered hereby; and (iv) the number of the Company's outstanding shares of Common Stock to be beneficially owned by each Selling Stockholder after completion of the sale of Common Stock. Except as indicated in the footnotes to this table, the Selling Stockholders have not held any position or office or had a material relationship with the Company or any of its affiliates within the past three years.

                                                                                                    Common Stock
                                                            Common Stock       Shares            Beneficially Owned
                                                         Beneficially Owned    Being             After the Offering(2)
Name of Selling Stockholder(1)                         Prior to the Offering  Offered            Number        Percent
------------------------------------------------       ---------------------  -------            ------        -------
Joseph W. Abrams and Patricia G. Abrams,
   Trustees of the Joseph W. Abrams and
   Patricia G. Abrams Trust UA DTD 3/15/95 .........           17,500           12,500            5,000            *
Avon Brill, LLC(3)(4) ..............................          350,000          350,000                0
Ron Ardt(5)(6) .....................................           15,000           15,000                0
Barrow Street Research .............................            4,000            4,000                0
Ralph H. Baer ......................................           16,400           16,400                0
Lawrence Berk(7) ...................................           62,500           62,500                0
BKS International Business Consulting(4)(8) ........           50,000           50,000                0
Boyd & Chang LLP(8) ................................           99,000           99,000                0
Linda Eloise Brasseal(9) ...........................           50,000           50,000                0
James I. Charne ....................................           18,600           18,600                0
Thomas M. Chin(4) ..................................            5,000            5,000                0
Clark & Trevithick(10) .............................           50,000           50,000                0
Clink Cronkite .....................................           11,000           11,000                0
Nykki DeSoto .......................................            1,000            1,000                0
Donaldson, Lufkin and Jenrette Securities
   Corp., Custodian F/B/O Kenneth E. Millette(11) ..           25,000           25,000                0
Hahn & Flores ......................................           44,800           44,800                0
John A. Gangl, Trustee of the John A. Gangl
   Trust U/A 11/8/89(11) ...........................           25,000           25,000                0
John Gentilella(6)(12) .............................            4,000            4,000                0
Jerome and Barbara Gschwend, Trustees of the
   Jerome and Barbara Gschwend Trust DTD 8/26/93(11)           25,000           25,000                0
Steven Hauck(13) ...................................           25,000           25,000                0
Steven Hauck Pension Plan & Trust ..................           50,000           50,000                0
Teresa Hernandez(14) ...............................          312,500          312,500                0
Intervest Holdings(15) .............................          125,000          125,000                0
Allan Johnson ......................................           11,400           11,400                0
Richard S. Kalin(16) ...............................          333,883           10,400          323,483          3.7%
Kayne International Corp.(17) ......................          220,000          220,000                0
Darci R. Kendrick(4) ...............................           60,000           60,000                0
Babetta Lanzilli (5) ...............................           37,500           37,500                0
Limpos Financial, S.A.(18) .........................          250,000          250,000                0
Lloyd Wade Securities, Inc(19) .....................          273,000          273,000                0
MacAlister Credit Trust U/A/D 11/25/98(9) ..........           50,000           50,000                0
Glen MacAlister, Trustee of the Glen MacAlister
   Trust DTD 10/11/95(20) ..........................           12,500           12,500                0
Spencer Mackay .....................................           11,400           11,400                0
Michael Matto(8) ...................................          125,000          125,000                0


Peter Mintz ...............................              6,000              6,000                  0
Miyamoto Investment Company(8) ............            125,000            125,000                  0
Harvey Morrow(6)(21) ......................              8,000              8,000                  0
William C. Nolan(11) ......................             25,000             25,000                  0
Masaji Ota(7) .............................             62,500             62,500                  0
Pacific Business Funding(13) ..............             10,000             10,000                  0
Price, Gess & Ubell .......................             32,000             32,000                  0
Paul Rioux ................................             64,000             64,000                  0
Michael Roda ..............................             11,000             11,000                  0
Rogue Studios, Inc. .......................             47,568             47,568                  0
Michael N. Saleman ........................             23,784             23,784                  0
Thomas A. Schultz (22) ....................             50,000             50,000                  0
SOMA 2000, LLC(3)(4) ......................            300,000            300,000                  0
Sione Tangen (4)(18) ......................             60,000             60,000                  0
Swan Alley (Nominees) Limited .............            500,000            500,000                  0
TBF Enterprises ...........................            225,000            125,000            100,000          1.2%
The Center for AIDS Research & Training(8)             127,000            125,000              2,000           *
Masayuki Tsuda ............................             32,000             32,000                  0
Michael Voss(7) ...........................             62,500             62,500                  0
Wilshire Center Geriatrics Medical Group(8)            125,000            125,000                  0
Robert A. D. Wilson(23) ...................            192,532            192,532                  0
Wolfe Axelrod Associates(13) ..............             25,000             25,000                  0
                                                     ---------          ---------            -------

                                    Totals           4,885,047          4,454,384            430,663
                                                     =========          =========            =======

* Less than 1%

(1) Unless otherwise indicated in these footnotes, each Selling Stockholder has sole voting and investment power with respect to the shares beneficially owned by such Selling Stockholder. All share amounts reflect beneficial ownership determined pursuant to Rule 13d-3 under the Exchange Act.

(2) Assumes all of the shares of Common Stock beneficially owned by the Selling Stockholders and registered hereunder are sold.

(3) All of the shares of Common Stock beneficially owned by this Selling Stockholder are issuable upon the exercise of Warrants.

(4) This Selling Stockholder may be deemed to be an "affiliate" of Mackenzie Shea, Inc. ("MSI") within the meaning of such term under Rule 405 promulgated pursuant to the Securities Act. MSI has provided material business consulting services to the Company since approximately October 1997.

(5) Includes 7,500 shares of Common Stock which are issuable upon the exercise of Warrants.

(6) This Selling Stockholder may be deemed to be an "affiliate" of Lloyd Wade Securities, Inc. ("LWSI") within the meaning of such term under Rule 405 promulgated pursuant to the Securities Act. LWSI is another Selling Stockholder pursuant to this Prospectus and has provided material investment banking advisory services to the Company since approximately January 1998.

(7) Includes 12,500 shares of Common Stock which are issuable upon the exercise of Warrants.

(8) Includes 25,000 shares of Common Stock which are issuable upon the exercise of Warrants.

(9) Includes 10,000 shares of Common Stock which are issuable upon the exercise of Warrants.

(10) This Selling Stockholder has served as the Company's general outside legal counsel since approximately the beginning of March 1998.

(11) Includes 5,000 shares of Common Stock which are issuable upon the exercise of Warrants.

(12) Includes 2,000 shares of Common Stock which are issuable upon the exercise of Warrants.

(13) All of the shares of Common Stock beneficially owned by this Selling Stockholder are issuable upon the exercise of Options.

(14) Includes 62,500 shares of Common Stock which are issuable upon the exercise of Warrants.

(15) Includes 100,000 shares of Common Stock which are issuable upon the exercise of Warrants.

(16) This Selling Stockholder served as a Director and Secretary of the Company until August 28, 1997 and as the Company's general outside legal counsel until approximately the end of February 1998. Includes 74,199 shares of Common Stock owned of record by this Selling Stockholder's spouse and 40,000 shares of Common Stock which are issuable upon the exercise of options which are not being registered for sale pursuant to this Prospectus.

(17) This Selling Stockholder has served as a business consultant to the Company since approximately November 18, 1997. This Selling Stockholder may be deemed to be an "affiliate" of Thomas A. Schultz within the meaning of such term under Rule 405 promulgated pursuant to the Securities Act. Mr. Schultz is another Selling Stockholder pursuant to this Prospectus and has served as a Director of the Company since October 7, 1997.

(18) Includes 50,000 shares of Common Stock which are issuable upon the exercise of Warrants.

(19) This Selling Stockholder has provided material investment banking advisory services to the Company since approximately January 1988. 36,500 of the shares of Common Stock beneficially owned by this Selling Stockholder are issuable upon the exercise of Warrants.

(20) Includes 2,500 shares of Common Stock which are issuable upon the exercise of Warrants.

(21) Includes 4,000 shares of Common Stock which are issuable upon the exercise of Warrants.

(22) This Selling Stockholder has served as a Director of the Company since October 7, 1997. All of the shares of Common Stock beneficially owned by this Selling Stockholder are issuable upon the exercise of Options. This Selling Stockholder may be deemed to be an "affiliate" of Kayne International Corp. ("KIC") within the meaning of such term under Rule 405 promulgated pursuant to the Securities Act. KIC is another Selling Stockholder pursuant to this Prospectus and has provided material business consulting services to the Company since approximately November 18, 1997.

(23) This Selling Stockholder has served as a Director of the Company since November 26, 1997. 50,000 of the shares of Common Stock beneficially owned by this Selling Stockholder are issuable upon the exercise of Options.

                              PLAN OF DISTRIBUTION

       Effective as of June 30, 1998, the Company sold an aggregate of 625,000 shares of Common Stock to Swan Alley (Nominees) Limited and TBF Enterprises (collectively the "Investors") for an aggregate of $500,000 pursuant to Subscription Agreements (the "Subscription Agreements") entered into between the Company and each of the Investors. Pursuant to the Subscription Agreements, the Company agreed to register the 625,000 shares of Common Stock sold to the Investors by the Company for sale under the Securities Act pursuant to this Prospectus.

       In addition, this Prospectus also relates to 2,469,384 shares of Common Stock previously issued to other Selling Stockholders, 1,200,000 shares of Common Stock issuable upon exercise of the Warrants and 160,000 shares of Common Stock issuable upon exercise of the Options. The Company issued these Securities in various other financing efforts, as part of the compensation of its outside directors and certain of its business consultants and in settlement of previously-incurred liabilities to certain of its creditors including certain of its business consultants.

       The distribution of the shares of Common Stock offered hereby may be effected from time to time in one or more transactions. All or a portion of the Common Stock offered by this Prospectus may be offered for sale, from time to time, by the Selling Stockholders, or by permitted transferees or successors of the Selling Stockholders, in private or negotiated transactions, in open market transactions on the Nasdaq SmallCap Market, or otherwise, or a combination of these methods, at prices and terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, at negotiated prices or otherwise. The shares of Common Stock offered hereby may be sold by one or more of the following: (i) through underwriters;
(ii) through dealers or agents (which may include underwriters) including: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares of Common Stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer and resale by such broker or dealer as a principal for its account pursuant to this Prospectus; (c) ordinary brokerage transactions; and (d) transactions in which the broker solicits purchasers; or (iii) directly to one or more purchasers. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders. Concurrently with sales under this Prospectus, the Selling Stockholders may effect other sales of Common Stock under Rule 144 or other exempt resale transactions. The Selling Stockholders and any underwriters, dealers, brokers or agents executing selling orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which event commissions received by such persons may be deemed to be underwriting commission under the Securities Act.

       The Company has agreed to indemnify certain of the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act.

                                  LEGAL MATTERS

       Certain legal matters regarding the securities offered hereby are being passed upon for the Company by Clark & Trevithick, a Professional Law Corporation, Los Angeles, California. Such law firm presently owns an aggregate of 50,000 shares of the Company's Common Stock.


                                     EXPERTS

       The Company's consolidated financial statements as of June 30, 1997 and 1996 and for the fiscal years ended June 30, 1997 and 1996 appearing in the Company's Annual Report on Form 10-KSB for the year ended June 30, 1997 have been audited by Drucker, Math & Whitman, P.C., independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.